Exhibit 99.4

Exhibit 99.4

Interim Financial Statements Annual Financial Statements +

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Name / Nom Apt. / App. Street Number / Numéro civique

Street Name / Rue City / Ville Prov. /État Postal Code / Code postal / Zip Code

I S A Q 31 E T N N +

ISAQ.BEN_IA_NPE.E.17738.OUTSOURCED/000001/000001/i

0ENNPQ

Place Stamp Here

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Toronto ON M5J 2Y1